As filed with the Securities and Exchange Commission on January 28, 2005

Registration No. 333-121585

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLOBAL POWER EQUIPMENT GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	73-1541378
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6120 South Yale, Suite 1480

Tulsa, Oklahoma 74136

(918) 488-0828

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Candice L. Cheeseman, Esq.

General Counsel and Secretary

6120 South Yale, Suite 1480

Tulsa, Oklahoma 74136

(918) 488-0828

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

WITH COPIES TO:

Robert J. Melgaard, Esq.

Mark D. Berman, Esq.

Conner & Winters, LLP

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103

(918) 586-5711

(918) 586-8548 (Facsimile)

Approximate date of commencement of proposed sale of the securities to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 28, 2005

7,803,959 SHARES

GLOBAL POWER EQUIPMENT GROUP INC.

COMMON STOCK

This prospectus relates to the offer and sale from time to time of up to an aggregate of 7,803,959 shares of our common stock for the account of the selling stockholders named in this prospectus. The selling stockholders, or their transferees, pledgees, donees or other successors in interest, may sell their shares of common stock by the methods described under “Plan of Distribution.”

The shares of common stock being registered for resale consist of shares of common stock issuable upon the conversion of convertible notes sold in a private placement on November 23, 2004, which is more fully described under the heading “Global Power Equipment Group Inc.—Recent Events—Private Placement of Convertible Notes.”

We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “GEG.” On January 27, 2005, the last reported sales price for our common stock was $9.08.

There are significant risks associated with an investment in our securities. See “ Risk Factors” beginning on page 6. You should also read carefully the risks we describe in our periodic reports that we file with the Securities and Exchange Commission, for a better understanding of the risks and uncertainties that investors in our securities should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2005.

You should rely only on the information contained in or specifically incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus or incorporated by reference into this prospectus may only be accurate on the date of those documents.

GLOBAL POWER EQUIPMENT GROUP INC.

Our Business

We are a global designer, engineer and fabricator of a comprehensive portfolio of equipment for gas turbine power plants and power-related equipment for industrial operations, with over 30 years of power generation industry experience. We believe that we are a leader in our industry, offer one of the broadest ranges of gas turbine power plant and other power-related equipment in the world, and hold the number one or number two market position by sales in a majority of our product lines. Our equipment is installed in power plants and in industrial operations in more than 40 countries on six continents. We believe that we have one of the largest installed bases of equipment for power generation in the world. In addition, we provide our customers with value-added services including engineering, retrofit and upgrade, and maintenance and repair.

We sell our products to the gas turbine power generation market. Our products are critical to the efficient operation of gas turbine power plants and are highly engineered to meet customer-specific requirements. Our products include:

•	heat recovery steam generators;

•	filter houses;

•	inlet systems;

•	gas turbine, steam turbine and generator enclosures;

•	exhaust systems;

•	diverter dampers; and

•	specialty boilers and related products.

We market and sell our products globally under the Deltak, Braden and Consolidated Fabricators brand names through our worldwide sales network.

We fabricate our equipment through a combination of in-house manufacturing and extensive outsourcing relationships. Our network of subcontractors, located throughout 17 countries, allows us to manufacture equipment for power plant projects and power-related equipment worldwide at competitive prices. Our subcontractors enable us to meet increasing demand without being restricted by internal manufacturing capacity limitations, thus limiting our capital expenditure requirements. Using subcontractors also allows us to limit our fixed costs, thereby providing a significant benefit during times of decreased demand.

We believe our design and engineering capabilities differentiate us from our competitors. By providing high-quality products on a timely basis and offering a broad range of equipment, we have forged longstanding relationships with the leading power industry participants, including General Electric, Mitsubishi Heavy Industries, Siemens-Westinghouse, Exxon Mobil, Southern Companies, Tenaska and Bechtel.

Our Executive Offices

Our headquarters and principal executive offices are located at 6120 South Yale, Suite 1480, Tulsa, Oklahoma 74136. Our telephone number is (918) 488-0828.

Recent Developments

Agreement to Acquire Williams Industrial Services Group

On November 23, 2004, we entered into a Purchase Agreement with Williams Group International LLC, a Georgia limited liability company, to purchase all of the outstanding limited liability company interests of three Georgia limited liability companies, which we refer to collectively as Williams Industrial Services Group, or “WISG.” Founded in 1958, Williams Industrial Services Group provides routine and specialty maintenance services to firms engaged in power generation, pulp and paper manufacturing and to government agencies, primarily the Department of Energy. Approximately 80% of WISG’s annual revenue is derived from services provided to firms in power generation and includes work at nuclear power plants, coal-fired power plants and other fossil fuel plants as well as hydro-based generating facilities.

The purchase price will consist of an “Equity Purchase Price” payable at closing and a “Deferred Purchase Price.” The Equity Purchase Price is $65.0 million, subject to certain customary adjustments. The Deferred Purchase Price will range from zero to $0.9 million and will be payable by us in cash in 2006. The Deferred Purchase Price is contingent on the attainment by WISG of certain gross profit targets for 2005.

The WISG Purchase Agreement is subject to customary closing conditions. We expect to close the acquisition in April of 2005. We will be required to escrow $7.65 million of the net proceeds from the sale of the convertible notes referred to under “—Private Placement of Convertible Notes,” below, for future interest payments for the benefit of the convertible noteholders if the closing does not occur by April 30, 2005. If the acquisition is not consummated by June 30, 2005, we will be required to pay certain outstanding loans under our credit agreement with the net proceeds from the sale of the convertible notes.

Private Placement of Convertible Notes

On November 23, 2004, we completed a private placement of $69.0 million aggregate principal amount of our 4.25% convertible senior subordinated notes due 2011. We intend to use the net proceeds of the offering, together with borrowings under our credit facility and cash on hand, to fund the purchase of WISG described above. The convertible notes bear interest at a rate of 4.25% per year, payable semi-annually on May 23 and November 23 of each year, beginning on May 23, 2005. The convertible notes are convertible into shares of our common stock at an initial conversion price of $10.61 per share of common stock, which is equal to approximately 122% of the volume weighted average price of our common stock on November 22, 2004. The conversion price is subject to adjustment in certain circumstances.

Upon the occurrence of an “Event of Default,” or a “Change of Control,” the noteholders may require us to redeem all or any portion of the convertible notes. A “Triggering Event” will be deemed to occur if we incur any indebtedness in addition to “Permitted Indebtedness,” and at the time of such incurrence, our trailing 12 months “Consolidated EBITDA” does not equal or exceed $30.0 million or, as a result of the incurrence, our “Consolidated Leverage Ratio” exceeds 4.75 to 1.0. Within 30 days of the occurrence of a Triggering Event, we will be required to offer to redeem all or any portion of the convertible notes then outstanding at a redemption price equal to the principal balance of the notes plus all accrued and unpaid interest. If at any time prior to the incurrence of a Triggering Event, the weighted average price of our common stock equals or exceeds 150% of the conversion price then in effect for a period of 15 out of 30 consecutive trading days, the restrictions on “Permitted Indebtedness” will be removed. We may redeem all or any portion of the convertible notes, at our option, at any time on or after

November 23, 2007 if the weighted average price of our common stock exceeds 165% of the conversion price then in effect for a period of 20 out of 30 consecutive trading days. At any time beginning on May 23, 2005 and continuing until the date that is the six month anniversary of the date of this prospectus, the noteholders may, at their option, require us to redeem up to $9.0 million of the convertible notes. Beginning on November 23, 2009, the noteholders may, at their option, require us to redeem all or any portion of the convertible notes. In such event, we may elect, at our option and subject to certain conditions, to pay up to 50% of the redemption price in shares of our common stock valued at 94% of the weighted average price of the common stock for the 20-day trading period immediately preceding the redemption date.

We agreed, pursuant to a registration rights agreement entered into in connection with such transaction, to register for resale by the noteholders 120% of the number of shares of common stock issuable upon conversion of the convertible notes. This prospectus covers the resale by each of the noteholders of such shares.

Additional information about the convertible notes is available in our Current Report on Form 8-K filed with the SEC on November 30, 2004, which is incorporated by reference into this prospectus, as described in “Incorporation of Certain Documents by Reference.”

RISK FACTORS

Before you invest in our securities, you should be aware that there are various risks. You should carefully consider the risk factors set forth in this prospectus, the prospectus supplement with respect to a particular offering of securities and the reports we file with the SEC which are incorporated by reference into this prospectus, as well as other information we include or incorporate by reference in this prospectus, before you decide whether an investment in that security is suitable for you. These are not the only risks and uncertainties we face. Additional risks and uncertainties that we are presently unaware of or currently consider immaterial may also adversely affect our business operations.

Our pending acquisition of WISG might not be consummated. If the WISG acquisition is completed, we cannot assure you that our combined results will conform to our expectations. There may be additional risks associated with operating the WISG business.

The consummation of the WISG acquisition is subject to the satisfaction of customary conditions, including the accuracy of the various representations and warranties of the parties contained in the purchase and sale agreement on the closing date. In addition, the purchase and sale agreement may be terminated by either party in most circumstances if the closing does not occur by April 30, 2005. Although we believe that the conditions to closing the WISG acquisition will be satisfied and that the closing will occur in April of 2005, we cannot assure you that the transaction will be consummated. If on or prior to April 30, 2005, the contemplated acquisition of WISG has not been consummated, we will be required to escrow $7.65 million of the net proceeds from the sale of the convertible notes for future interest payments for the benefit of the convertible note holders until the WISG acquisition is consummated. If the acquisition is not consummated by June 30, 2005, we will be required to pay certain outstanding loans under our credit agreement with the net proceeds from the sale of the convertible notes.

If the WISG acquisition is consummated, we cannot assure you that our actual results will match our expectations. Successful acquisitions require an assessment of a number of factors, many of which are beyond our control and are inherently uncertain. Factors which may cause our actual results to differ materially from our expected results include the curtailment of major maintenance projects by one or more of WISG’s major customers or unanticipated difficulties or delays in integrating the operations of WISG with our own.

There may be additional risks associated with the operation of the WISG business if the acquisition is consummated, including:

•	the loss of the services of certain of WISG’s key management;

•	environmental issues arising from certain services performed by WISG;

•	potential liability stemming from work-related accidents involving WISG’s contract employees; and

•	labor issues resulting from WISG’s heavy reliance on union contract employees.

Substantially all of our revenues are from sales of equipment for gas turbine power plants. During periods of declining construction of new gas turbine power plants, the market for our products is significantly diminished.

The demand for our products and services depends on the continued construction of gas turbine power generation plants. In fiscal year 2003, approximately 87% of our revenues were from sales of equipment and provision of services for gas turbine power plants. The power generation equipment industry has experienced cyclical periods of slow growth or decline. In periods of decreased demand for new gas turbine power plants, our customers may be more likely to decrease expenditures on the types of products and systems that we supply and, as a result, our future revenues may decrease. In addition, the gas turbine power industry depends on natural gas. A rise in the price or a shortage of natural gas could affect the profitability or operations of gas turbine power plants, which could adversely affect our future revenues.

Environmental laws and regulations have played a part in the increased use of gas turbine technology in various jurisdictions. These laws and regulations may change or other jurisdictions may not adopt similar laws and regulations. Changes in existing laws and regulations could result in a reduction in the building and refurbishment of gas turbine power plants. In addition, stricter environmental regulation could result in our customers seeking new ways of generating electricity that do not require the use of our products. Furthermore, although gas turbine power plants have lower emissions than coal-fired power plants, emissions from gas turbine power plants remain a concern and attempts to reduce or regulate emissions could increase the cost of gas turbine power plants and result in our customers switching to alternative sources of power.

Other current power technologies, improvements to these technologies and new alternative power technologies that compete or may compete in the future with gas turbine power plants could affect our sales and profitability. Furthermore, in fiscal year 2003, approximately 45% of our revenues were from sales of heat recovery equipment used in combined-cycle power plants. Any change in the power generation industry which results in a decline in the construction of new combined-cycle power plants or a decline in the upgrading of existing simple-cycle power plants to combined-cycle power plants could materially adversely affect our sales.

Because some of our contracts stipulate that customer progress payments be made in advance of work performed, increases in overall sales volume allow us to finance a portion of our business through these payments. Conversely, a prolonged decline in new bookings of sales that provide for progress payments, or, if due to competitive market conditions we elect to extend progress payment schedules, our ability to finance our business from operating sources may be adversely affected and other financing sources may be required.

A small number of major customers account for a significant portion of our revenues, and the loss of any of these customers could negatively impact our business.

We depend on a relatively small number of customers for a significant portion of our revenues. In fiscal year 2001, three customers accounted for approximately 52% of our consolidated revenues. In fiscal year 2002, two customers accounted for approximately 49% of our consolidated revenues. In fiscal year 2003, two customers accounted for approximately 42% of our consolidated revenues and approximately 33% of our backlog at the end of the year. In addition, our five largest customers accounted for approximately 62% of our revenues in fiscal year 2003 and approximately 54% of our backlog at the end of the year. Other than their obligations under firm orders placed in our backlog, none of our customers has a long-term contractual obligation to purchase any material amounts of products from us. All of our firm orders contain cancellation provisions, which permit us to recover only our costs and a portion of our anticipated profit in the event a customer cancels its order. If a customer elects to cancel, we may not realize the full amount of future revenues included in our backlog. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our revenues. Because our major customers represent a large part of our business, the loss of any of our major customers could negatively impact our business and results of operations.

If our costs exceed the estimates we use to set the fixed prices of our contracts, our earnings will be reduced.

We enter into nearly all of our contracts on a fixed-price basis. As a result, we benefit from cost savings, but have limited ability to recover any cost overruns. Contract prices are established based in part on our projected costs, which are subject to a number of assumptions. The costs that we incur in connection with each contract can vary, sometimes substantially, from our original projections. Because of the large scale and long duration of our contracts, unanticipated changes may occur, such as customer budget decisions, design changes, delays in receiving permits and cost increases, which may delay delivery of our products. In addition, we often are contractually subject to liquidated damages for late delivery.

Unanticipated cost increases or delays may occur as a result of several factors, including:

•	increases in the cost, or shortages, of components, materials or labor;

•	unanticipated technical problems;

•	required project modifications not initiated by the customer; and

•	suppliers’ or subcontractors’ failure to perform.

Given the rapid economic growth in China and Southeast Asia, material prices, including primarily steel prices, have increased sharply and may continue to increase in the future. Our ability to recover these cost increases from our customers on our current and future orders may be limited.

Cost increases or overruns that we cannot pass on to our customers or our payment of liquidated damages under our contracts will lower our earnings.

Competition could result in decreased sales or decreased prices for our products and services.

We face and will continue to face significant competition for the sale of our products and services. Competition could result in a reduction in the demand for, or the prices that we can charge for, our products and services. Our success is dependent in large part on our ability to:

•	anticipate or respond quickly to our customers’ needs and enhance and upgrade our existing products and services to meet those needs;

•	continue to price our products and services competitively and find low cost subcontractors that can produce quality products; and

•	develop new products and systems that are accepted by our customers and differentiated from our competitors’ offerings.

Our competitors may:

•	develop more desirable, efficient, environmentally friendly or less expensive products;

•	be willing to accept lower prices to protect strategic marketing positions or increase market share;

•	be better able to take advantage of acquisition opportunities; or

•	adapt more quickly to changes in customer requirements.

As a result of our competitors’ business practices, we may need to lower our prices and/or devote significant resources to marketing our products in order to remain competitive. Lower prices and/or higher costs would reduce our revenues, gross profit and net income.

If we are unable to control the quality or timely production of products manufactured for us by subcontractors, our reputation could be adversely affected and we could lose customers. If we are unable to recover any advance progress payments made to subcontractors, our profitability would be adversely affected.

We rely on subcontractors to manufacture and assemble a substantial portion of our products. In fiscal year 2003, we estimate that subcontractors accounted for approximately 83% of our manufacturing costs. Although we have on-site supervision of our subcontractors to review and monitor their quality control systems, the quality and timing of their production is not totally under our control. Our subcontractors may not always meet the level of quality control and the delivery schedules required by our customers. The failure of our subcontractors to produce quality products in a timely manner could adversely affect our reputation and result in the cancellation of orders for our products and the loss of customers.

In addition, we make advance progress payments to subcontractors in anticipation of their completion of our orders. We may be unable to recover those advance payments in the event a subcontractor fails to complete an order, which may adversely affect our profitability.

The dollar amount of our backlog, as stated at any time, is not necessarily indicative of our future revenues.

When we receive a firm order for a project from a customer, that order is added to our backlog. However, customers may cancel or delay projects for reasons beyond our control and we may be unable to replace any canceled orders with new orders. To the extent projects are delayed, the timing of our revenues could be affected. If a customer cancels an order, we may be reimbursed for the incurred costs. Typically, however, we have no contractual right to the full amount of the revenues reflected in our backlog that we would have received if the order had not been canceled. In addition, projects may remain in our backlog for extended periods of time. Revenue recognition occurs over extended periods of time and is subject to unanticipated delays. Fluctuations in our quarterly backlog levels also result from the fact that we may receive a small number of relatively large orders in any given quarter that may be included in our backlog. Because of these large orders, our backlog in that quarter may reach levels that may not be sustained in subsequent quarters. Our backlog, therefore, is not necessarily indicative of our future revenues.

Our future revenues and operating results may vary significantly from quarter to quarter.

Our quarterly revenues and earnings have varied in the past and are likely to vary in the future. Our contracts stipulate customer specific delivery terms which, coupled with other factors beyond our control that may occur at any time over a contract cycle of up to a year or more, may result in uneven realization of revenues and earnings over time. Customer-imposed delays can significantly impact the timing of revenue recognition. Due to our large average contract size, our sales volume during any given period may be concentrated in relatively few orders, intensifying the magnitude of these fluctuations. Consequently, our quarterly performance may not be indicative of our success in achieving year-over-year growth objectives. Furthermore, some of our operating costs are fixed. As a result, we may have limited ability to reduce our operating costs in response to unanticipated decreases in our revenues or the demand for our products in any given quarter. Therefore, our operating results in any quarter may not be indicative of our future performance. In addition, because we must make significant estimates related to the recognition of revenue on a percentage of completion basis, we may have difficulty accurately estimating revenues and profits from quarter to quarter.

Compliance with environmental laws and regulations is costly, and our ongoing operations may expose us to environmental liabilities.

Our operations are subject to laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of the environment or human health and safety. These laws include U.S. federal statutes such as the Resource Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, the Clean Water Act and the Clean Air Act, and the regulations implementing them, as well as similar laws and regulations at the state and local levels and in other countries in which we operate.

Failure to comply with environmental laws or regulations could subject us to significant liabilities for fines, penalties or damages, or result in the denial or loss of significant operating permits. In addition, some environmental laws, including CERCLA, impose liability for the costs of investigating and remediating releases of hazardous substances without regard to fault and on a joint and several basis, so that in some circumstances we may be liable for costs attributable to hazardous substances released into the environment by others.

Our manufacturing facilities use and produce wastes containing various substances classified as hazardous or otherwise regulated under environment laws and regulations, and are subject to ongoing compliance costs and capital expenditure requirements. We believe we are in compliance with applicable environmental laws and regulations and that the costs of compliance are not material to us. However, any newly discovered environmental conditions could result in unanticipated expenses or liabilities that could be material. Moreover, the environmental laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of these changes on us. We cannot give any assurances that our operations will comply with future laws and regulations or that these laws and regulations will not significantly adversely affect us.

A defect in our products could result in unanticipated warranty costs or product liability not covered by our insurance, which could adversely affect our financial condition or results of operations.

We generally provide warranties for terms of three years or less on our products. These warranties require us to repair or replace faulty products. Warranty claims could result in significant unanticipated costs. The need to repair or replace products with design or manufacturing defects could also temporarily delay the sale of new products and adversely affect our reputation.

In addition, we may be subject to product liability claims involving claims of personal injury or property damage. Because our products are used primarily in power plants, claims could arise in different contexts, including the following:

•	fires, explosions and power surges that can result in significant property damage or personal injury; and

•	equipment failure that can result in personal injury or damage to other equipment in the power plant.

If a very large product liability claim were sustained, our insurance coverage might not be adequate to cover our defense costs and the amount awarded. Additionally, a well-publicized actual or perceived problem could adversely affect our reputation and reduce demand for our products.

The restrictions and covenants contained in our senior credit facility and our convertible notes limit our ability to borrow additional money, sell assets and make acquisitions. Compliance with these restrictions and covenants may limit our ability to implement elements of our business strategy.

Our senior credit facility contains a number of significant restrictions and covenants limiting our ability and that of our subsidiaries to:

•	borrow more money or make capital expenditures;

•	incur liens;

•	pay dividends or make other restricted payments;

•	merge or sell assets;

•	enter into transactions with affiliates; and

•	make acquisitions.

In addition, our senior credit facility contains other restrictive covenants, including covenants that require us to maintain specified financial ratios, including leverage, asset coverage and fixed charge ratios and mandatory repayment provisions that will require us to repay our indebtedness with proceeds from certain asset sales, certain debt issuances and certain insurance casualty events. Our convertible notes contain additional restrictions on our ability to borrow money and covenants which, in some circumstances, may require us to offer to redeem any of the convertible notes then outstanding. If we are unable to service our indebtedness or are required to redeem the convertible notes, we may be forced to reduce or delay capital expenditures, sell assets, restructure or refinance our indebtedness or seek additional equity capital. Also, compliance with the restrictive covenants of our senior credit facility and our convertible notes may limit our ability to operate our business or implement elements of our business strategy.

Our revenues would be adversely affected if we are unable to protect the proprietary design software programs that we use in our business.

We have developed several proprietary software programs to help us design our products. Our ability to protect our proprietary rights to these programs is important to our success. We protect these rights through the use of internal controls and confidentiality and nondisclosure agreements and other legal protections. The legal protections afforded to our proprietary rights and the precautions we have taken may not be adequate to prevent misappropriation of our proprietary rights. We generally enter into non-disclosure and confidentiality agreements with our employees and subcontractors with access to sensitive design software and technology. However, these contractual protections do not prevent independent third-parties from developing functionally equivalent or superior technologies, programs, products or professional services. Third-parties may also infringe upon or misappropriate our proprietary rights and use them to develop competing products. If we were required to commence legal actions to enforce our intellectual property or proprietary rights or to defend ourselves against claims that we are infringing on the intellectual property or proprietary rights of others, we could incur substantial costs and divert management’s attention from operations.

The loss of the services of our key executive officers could have a negative effect on our business.

Our success depends to a significant extent on the continued services of Larry Edwards, our chief executive officer and chairman of the board, Al Brousseau, our president and chief operating officer, Jim Wilson, our chief financial officer, and Monte Ness, Gene Schockemoehl, and John Matheson, three of our senior executives. Our failure to retain the services of Messrs. Edwards, Brousseau, Wilson, Ness, Schockemoehl, or Matheson, or attract highly qualified management in the future, could adversely affect our ability to grow and manage our operations. Although we have employment agreements containing non-competition clauses with the executives, courts are sometimes reluctant to enforce these agreements. In addition, although we carry key man life insurance for Messrs. Edwards and Schockemoehl, the loss of their services could disrupt our operations.

A failure to attract and retain employees who fill key requirements of our business may make it difficult to sustain or expand operations.

We must attract and retain highly qualified experienced mechanical, design, structural and software engineers, service technicians, marketing and sales personnel and other key personnel to expand our operations. If we are unable to attract and retain necessary personnel, we may not be able to sustain or expand our operations.

We may not be able to maintain or expand our business outside the United States because of numerous risk factors outside our control.

Our international operations are subject to a number of risks inherent in doing business outside the United States including:

•	labor unrest;

•	regional economic uncertainty;

•	political instability;

•	restrictions on the transfer of funds into or out of a country;

•	currency exchange rate fluctuations;

•	export duties and quotas;

•	expropriations;

•	domestic and foreign customs and tariffs;

•	current and changing regulatory environments;

•	potentially adverse tax consequences; and

•	availability of financing.

These factors may result in a decline in revenues or profitability and could adversely affect our ability to expand our business outside the United States.

Increased operations in China and Southeast Asia could adversely impact our operating margins.

We have commenced a strategic initiative to increase the amount of products and services that we sell in China and Southeast Asia. While the economic outlook for power generation projects in that region of the world appears more favorable than the current market in the United States, we have no assurance that our strategy will be successful in obtaining significant increases in revenue. In addition to the risks associated with operations outside the United States noted previously, there are numerous additional challenges to doing business in China, such as strict tax and operating regulations. In addition, the Chinese legal system is relatively new, and the Chinese central and local government authorities retain a greater degree of control over business operations than is customary in more developed countries, making the process of obtaining regulatory approval for business operations inherently unpredictable in some circumstances.

If we were required to write-off our goodwill or long-lived assets or place a valuation allowance against our deferred tax assets, our results of operations and stockholders’ equity could be materially adversely affected.

As a result of our June 1998 acquisition of the power generation division of Jason Incorporated and our October 2000 acquisition of CFI Holdings, Inc. and its subsidiaries, we have approximately $45.0 million of goodwill recorded on our consolidated balance sheet as of September 25, 2004. Due to the implementation of Statement of Financial Accounting Standards (SFAS) 142, “Goodwill and Other Intangible Assets,” goodwill is no longer amortized but must be tested for impairment at least annually based on a fair value concept.

Long-lived assets, such as property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets.

Realization of the deferred tax assets is based on our ability to generate enough future taxable income. At some point in the future, we may determine that our future taxable income will not be sufficient in order to utilize the deferred tax assets. If this determination were made, we would place a valuation allowance against our deferred tax assets.

If we were required to write-off our goodwill or long-lived assets or place a valuation allowance against our deferred tax assets, our results of operations and financial position could be materially adversely affected.

We are exposed to market risks from changes in interest rates and foreign currency exchange rates.

We are subject to market risks from changes in interest rates. Our senior credit facility’s variable-rate debt bears interest, at our option, at either the Eurodollar rate or an alternate base rate plus, in each case, an applicable margin. Assuming our current level of borrowings as of September 25, 2004, a 100 basis point increase in interest rates under these borrowings would increase our interest expense for fiscal year 2005 by approximately $0.2 million.

We are also subject to market risks from fluctuations in foreign currency exchange rates. Portions of our operations are located in foreign jurisdictions and a portion of our billings are paid in foreign currencies. Changes in foreign currency exchange rates or weak economic conditions in foreign markets could therefore cause fluctuations in those revenues derived from foreign operations. In addition, sales of products and services are affected by the value of the U.S. dollar relative to other currencies. Changes in foreign currency rates can also affect the costs of our products purchased or manufactured outside the United States.

NO PROCEEDS

The common stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus. We will not receive any proceeds from those sales.

CAUTIONARY NOTICE REGARDING

FORWARD LOOKING STATEMENTS

A number of statements included or incorporated by reference in this prospectus are not historical or current facts, but concern future circumstances and developments. These statements are intended to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act 1934, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements and other written and oral forward-looking statements made by us from time to time may relate to, among other things, our plans, strategies and business prospects. The words “believe,” “intend,” “expect,” “anticipate,” “plan,” “project,” “contemplate” and similar expressions are generally utilized to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, those matters discussed under “Risk Factors” in this prospectus and those described in our periodic filings with the SEC which are incorporated by reference into this prospectus, as described in “Incorporation of Certain Documents by Reference.” All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements, risks and uncertainties included or incorporated by reference in this prospectus.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of (a) 100,000,000 shares of common stock, having a par value of $0.01 per share, and (b) 5,000,000 shares of preferred stock, having a par value of $0.01 per share. As of December 1, 2004, 46,366,148 shares of common stock and no shares of preferred stock were outstanding.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock do not have cumulative voting rights for the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, holders of common stock are entitled to receive equally dividends as they may be declared by our board of directors out of funds legally available for the payment of dividends. In the event of our liquidation or dissolution, holders of common stock are entitled to share equally in all assets remaining after payment of liabilities and the liquidation preference of any outstanding series of preferred stock.

Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. All of the outstanding shares of common stock are, and the shares of common stock the selling stockholders may sell under this prospectus will be, duly authorized, validly issued, fully paid and nonassessable.

Registration Rights

Certain holders of shares of our common stock (other than the selling stockholders) are entitled to certain rights with respect to the registration of those shares under the Securities Act of 1933. If we propose to register under the Securities Act an underwritten public offering of our common stock for our account, or any public offering of our common stock for the account of others exercising their registration rights discussed below, the holders of these shares are entitled to notice of the registration and are entitled to include, at our expense, their shares of common stock in the registration and any related underwriting, provided, among other conditions, that the underwriters, if any, may limit the number of shares to be included in the registration. In addition, certain of the holders of these shares may require us, at our expense and subject to certain limitations, to file a registration statement under the Securities Act with respect to their shares of common stock, and we will be required to use our reasonable efforts to effect the registration.

In connection with the private placement of $69.0 million of convertible senior subordinated notes described under “Global Power Equipment Group Inc.—Recent Events—Private Placement of Convertible Notes,” we entered into a registration rights agreement, pursuant to which we agreed to register 120% of the number of shares of common stock initially issuable upon conversion of the convertible notes. This prospectus covers the resale by each of the noteholders of such shares.

Anti-Takeover Effects of Delaware Law and Provisions of Our Charter and Bylaws

Delaware law and our certificate of incorporation and bylaws contain certain provisions that might be characterized as anti-takeover provisions. These provisions may make it more difficult to acquire control of us or remove our management.

Business Combinations

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203, subject to specific exceptions, prohibits a publicly held Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by directors, officers and specific employee stock plans; or

•	on or after that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•	subject to limited exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of the stock of any class or series beneficially owned by the interested stockholder; and

•	the receipt by the “interested stockholder” of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. Neither Harvest Partners III, L.P. nor Harvest Partners III, GbR are an interested stockholder for purposes of Section 203, as each of them was an interested stockholder prior to our amending our certificate of incorporation electing to be governed by Section 203.

The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management or may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interest.

Classified Board of Directors

Our certificate of incorporation and bylaws provide for our board of directors to be divided into three classes serving staggered three-year terms. As a result, approximately one-third of our directors are elected each year. This provision could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. It could also have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Global Power, which increases the likelihood that incumbent directors will retain their positions.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Our board of directors has no present intention to issue any new series of preferred stock; however, our board has the authority, without further stockholder approval, to issue one or more series of preferred stock that could, depending on the terms of the series, either impede or facilitate the completion of a merger, tender offer or other takeover attempt. Although our board of directors is required to make any determination to issue such stock based on its judgment as to the best interest of our stockholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. Our board of directors does not intend to seek stockholder approval prior to any issuance of stock, unless otherwise required by law or the rules of the stock exchange on which our common stock is listed.

No Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation and bylaws contain provisions that eliminate the ability of our stockholders to take action by written consent. Our bylaws require approval of at least 35% of our stockholders in order to call a special meeting of the stockholders or bring matters before a special meeting of stockholders. These provisions could delay a stockholder vote on certain matters, such as business combinations and removal of directors, and could have the effect of discouraging a potential acquiror from making a tender offer.

Advance Notice for Raising Business or Making Nominations at Meetings

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. As more fully described in the bylaws, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who has given the Corporate Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The presiding officer at a stockholders meeting has the authority to make these determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder who has given timely written notice, in proper form, to the Corporate Secretary prior to a meeting at which directors are to be elected will be eligible for election to our board of directors. These provisions could make it more difficult for stockholders to raise matters affecting control of Global Power, including tender offers, business combinations or the election or removal of directors, for a stockholder vote.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are issuable upon conversion of the convertible notes. For additional information regarding the convertible notes, see “Global Power Equipment Group—Recent Events—Private Placement of Convertible Notes” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the convertible notes issued to the selling stockholders in a private placement on November 23, 2004, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the convertible notes, as of December 21, 2004, assuming conversion of all convertible notes held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.

In accordance with the terms of a registration rights agreement with the holders of the convertible notes, this prospectus generally covers the resale of at least that number of shares of common stock equal to 120% of the number of shares of common stock issuable upon conversion of the convertible notes, determined as if the outstanding convertible notes were converted in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the convertible notes may be adjusted pursuant to the terms of the convertible notes, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the convertible notes, a selling stockholder may not convert the convertible notes, to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

For a more complete description of the convertible notes, please see the Form of Note set forth as Exhibit A to the Securities Purchase Agreement dated November 23, 2004, which was filed as Exhibit 10.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 30, 2004.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus (1)	Number of Shares Beneficially Owned After Offering(2)
Kings Road Investments Ltd. (3)	2,544,769	3,053,722	0

Steelhead Investments Ltd. (4)(5)	2,544,769	3,053,722	0

D.B. Zwirn Special Opportunities Fund, L.P. (6)	282,752	339,302	0

D.B. Zwirn Special Opportunities Fund, Ltd. (6)	565,504	678,604	0

HCM/Z Special Opportunities LLC (6)	565,504	678,604	0

(1)	Represents 120% of the maximum number of shares of common stock initially issuable to each selling stockholder upon conversion of the convertible notes at an initial conversion price of $10.61 per share.
(2)	Assumes that each selling stockholder sells all shares of common stock being registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any shares of our common stock, and each selling stockholder may decide to sell only a portion or none of its shares of our common stock that are registered under this registration statement.
(3)	Polygon Investment Partners LLP and Polygon Investment Partners LP (the “Investment Managers”) and Polygon Investments Ltd. (the “Manager”) each has the right to vote and dispose of the securities held by Kings Road Investments Ltd. Alexander Jackson, Reade Griffith and Paddy Dear control the Investment Managers and the Manager. The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by Kings Road Investments Ltd.
(4)	HBK Investments L.P. may be deemed to have sole voting and investment power with respect to the shares beneficially owned by Steelhead Investments Ltd. pursuant to an investment management agreement. Additionally, the following individuals may have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar.
(5)	This selling stockholder has identified itself as an affiliate of a registered broker-dealer and has represented to us that such selling stockholder acquired its convertible notes in the ordinary course of business and, at the time of the purchase of the convertible notes, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the common stock. To the extent we become aware that such selling stockholder did not acquire its convertible notes in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate an “underwriter” within the meaning of the Securities Act of 1933.
(6)	D.B. Zwirn & Co., L.P. is the trading manager of each of D.B. Zwirn Special Opportunities Fund, Ltd., D.B. Zwirn Special Opportunities Fund, L.P. and HCM/Z Special Opportunities LLC and consequently has voting control and investment discretion over securities held by each of D.B. Zwirn Special Opportunities Fund, Ltd., D.B. Zwirn Special Opportunities Fund, L.P. and HCM/Z Special Opportunities LLC. Daniel B. Zwirn controls Zwirn Holdings, LLC, which in turn is the managing member of and thereby controls DBZ GP, LLC, which in turn is the general partner of and thereby controls D.B. Zwirn & Co., L.P. Each of Daniel B. Zwirn, Zwirn Holdings, LLC, DBZ GP, LLC and D.B. Zwirn & Co., L.P. disclaims beneficial ownership of securities held by each of D.B. Zwirn Special Opportunities Fund, Ltd., D.B. Zwirn Special Opportunities Fund, L.P. and HCM/Z Special Opportunities LLC.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the convertible notes to permit the resale of these shares of common stock by the holders of the convertible notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	pursuant to block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	which constitute an exchange distribution in accordance with the rules of the applicable exchange;

•	which are privately negotiated;

•	involving short sales;

•	in which broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	which include a combination of any such methods of sale; and

•	which are effectuated through any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

One of the selling stockholders who is an affiliate of a broker-dealer has confirmed that it purchased the convertible notes in the ordinary course of business and, at the time of purchase, had no agreement or understanding, directly or indirectly with any person to distribute the common stock.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $40,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon by Conner & Winters, P.C., Tulsa, Oklahoma. As of the date of this prospectus, attorneys of Conner & Winters, P.C. indirectly owned options to acquire 45,000 shares of our common stock, in the aggregate.

EXPERTS

Our consolidated financial statements as of December 27, 2003 and December 28, 2002, and for each of the two fiscal years in the period ended December 27, 2003, incorporated in this prospectus and in the registration statement by reference to the Annual Report on Form 10-K/A for the fiscal year ended December 27, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

Our consolidated financial statements for the fiscal year ended December 29, 2001, incorporated by reference in this prospectus and in the registration statement have been audited by Arthur Andersen LLP, our previous independent public accountants, as stated in their report with respect thereto, and are incorporated by reference upon the authority of said firm as experts in accounting and auditing.

On June 15, 2002, Arthur Andersen LLP was convicted of obstruction of justice for activities relating to its previous work for Enron Corp., and Arthur Andersen LLP has since ceased conducting business. Arthur Andersen LLP has thus not consented to the incorporation by reference of their report in this prospectus or in the registration statement, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act of 1933. As a result, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated in those financial statements.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) that we have filed with the SEC under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered by this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily complete, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement and the reports and other information we file with the SEC at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding companies that file electronically with the SEC at the address http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means we can disclose important business and financial information about us to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information included directly in this prospectus and any prospectus supplement. Information that we file later with the SEC will also automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below that we previously filed with the SEC and all documents that we subsequently file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than Current Reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K) until the termination of the offering made under this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 27, 2003, as amended by our Form 10-K/A filed with the SEC on May 14, 2004;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 27, 2004, June 26, 2004, and September 25, 2004;

•	Our Current Reports on Form 8-K filed on October 7, 2004, October 27, 2004, November 24, 2004, November 30, 2004, December 15, 2004 and December 21, 2004; and

•	The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on May 18, 2001 (SEC File No. 1-16501), including any amendment or report filed before or after the date of this prospectus for the purpose of updating the description.

In addition, any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Current Reports or portions thereof furnished under Items 2.02 or 7.01 of Form 8-K) after the date of the initial filing of the registration statement and prior to the effectiveness of the registration statement will be incorporated by reference in this prospectus.

These filings have not been included in or delivered with this prospectus. We will provide to each person, including any beneficial owner to whom this prospectus is delivered, a copy of any or all information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings and the registration rights agreement at no cost, by writing or telephoning us at the following address:

Global Power Equipment Group Inc.

6120 S. Yale, Suite 1480

Tulsa, Oklahoma 74136

Attention: Investor Relations

(918) 488-0828

The reports, proxy statements and other information we file with the SEC can also be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10002. For more information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

All amounts, which are payable by the Registrant, are estimates, except the SEC registration fee.

SEC registration fee	$8,505
Legal fees and expenses	25,000
Accounting fees and expenses	5,000
Miscellaneous	1,495

Total	$40,000

Item 15. Indemnification of Directors and Officers.

The information below briefly outlines the provisions of Sections 102(b)(7) and 145 of the General Corporation Law of the State of Delaware, Article IX of our Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) and Article IV of our Amended and Restated By-Laws (“By-Laws”). For more information, you may review the provisions of our Certificate of Incorporation and By-Laws filed with the SEC.

Elimination of Liability

Section 102(b)(7) of Delaware’s corporation law gives each Delaware corporation the power to eliminate or limit its directors’ personal liability to the corporation or its stockholders for monetary damages for certain breaches of fiduciary duty as a director, except:

•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith, or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of Delaware’s corporation law (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions); or

•	for any transaction from which a director derived an improper personal benefit.

Our Certificate of Incorporation eliminates the personal liability of our directors to the fullest extent permitted by Section 102(b)(7) of Delaware’s corporation law.

Indemnification

Section 145 of Delaware’s corporation law grants each Delaware corporation the power to indemnify its directors and officers against liability for certain of their acts.

Article IV of our By-Laws provides that we shall, to the full extent permitted by law, indemnify each person who is or was a director, officer, employee or agent of our company and may indemnify each person who is or was serving at our request as a director, officer, employee or agent of or participant in another corporation or of a partnership, joint venture, trust or other enterprise.

As permitted by Section 102(b)(7) of Delaware’s corporation law, Article IX of our certificate of incorporation provides that a director of our company will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for act or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of Delaware’s corporation law or (iv) for any transaction from which the director derived an improper personal benefit. Article IX also provides that we will indemnify officers, directors, employees and agents of our company to the fullest extent permitted under Delaware’s corporation law and advance expenses incurred by such directors, officers, employees and agents in relation to any action, suit or proceeding.

We carry directors’ and officers’ liability insurance to insure our directors and officers against liability for certain errors and omissions and to defray costs of a suit or proceeding against an officer or director.

The Registration Rights Agreement included as Exhibit 4.4 to this Registration Statement provides for indemnification of us and our controlling persons in certain circumstances, including liabilities under the Securities Act of 1933.

Item 16. Exhibits.

The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated by reference herein.

Exhibit Number	Description
4.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1(b) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

4.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 27, 2003).

4.3	Form of Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed May 16, 2001 (No. 333-56832).

4.4	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed November 30, 2004).

5*	Opinion of Conner & Winters, P.C., regarding the legality of the securities.

23.1*	Consent of Conner & Winters, P.C. (included in Exhibit 5).

23.2**	Consent of PricewaterhouseCoopers LLP.

24*	Power of Attorney.

*	Previously filed with this Registration Statement

**	Included herewith

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in this effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on the 28th day of January, 2005.

GLOBAL POWER EQUIPMENT GROUP INC.

By:	/s/ LARRY D. EDWARDS*
Larry D. Edwards
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ LARRY D. EDWARDS*	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 28, 2005
Larry D. Edwards

/s/ JAMES P. WILSON	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	January 28, 2005
James P. Wilson

/s/ ADRIAN DOHERTY JR.*
Adrian Doherty Jr.	Director	January 28, 2005

/s/ STEPHEN EISENSTEIN*
Stephen Eisenstein	Director	January 28, 2005

Signature	Title	Date

/s/ EDGAR HOTARD*	Director	January 28, 2005
Edgar Hotard

/s/ IRA KLEINMAN*	Director	January 28, 2005
Ira Kleinman

/s/ JERRY RYAN*	Director	January 28, 2005
Jerry Ryan

/s/ BENGT SOHLÉN*	Director	January 28, 2005
Bengt Sohlén

*By	/s/ CANDICE L. CHEESEMAN	January 28, 2005
Candice L. Cheeseman Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description
4.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1(b) to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

4.2	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K for the year ended December 27, 2003).

4.3	Form of Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed May 16, 2001 (No. 333-56832).

4.4	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed November 30, 2004).

5*	Opinion of Conner & Winters, P.C., regarding the legality of the securities.

23.1*	Consent of Conner & Winters, P.C. (included in Exhibit 5).

23.2**	Consent of PricewaterhouseCoopers LLP.

24*	Power of Attorney.

*	Previously filed with this Registration Statement

**	Filed herewith